EXHIBIT 20

                                                           FOR IMMEDIATE RELEASE


                                    Media Relations:         Investor Relations:
                                    Roger W. W. Baker        Daniel A. Conforti
                                    (203) 698-5148           (203) 698-5132



            AMERICAN BRANDS TO REDEEM 7-5/8% EURODOLLAR CONVERTIBLE
               DEBENTURES DUE 2001 AND 9-1/8% DEBENTURES DUE 2016
                -- REDUCING FULLY DILUTED SHARES BY 2.8 MILLION


Old Greenwich, CT, January 17, 1996 -- American Brands, Inc. (NYSE-AMB),

announced today that it will redeem its 7-5/8% Eurodollar Convertible Debentures

Due 2001 and its 9-1/8% Debentures Due 2016. The Company expects that ongoing interest expense will be reduced and the redemption of the 7-5/8% Eurodollar

Convertible Debentures will reduce the number of fully diluted shares by 2.8 million. In connection with the redemptions, the Company will record an

"extraordinary items" charge of approximately $10 million, or 6 cents per Common share, in the first quarter of 1996.


               7-5/8% Eurodollar Convertible Debentures Due 2001



     The Company will redeem on March 5, 1996 all of its $150,000,000 7-5/8%

Eurodollar Convertible Debentures Due 2001 at a redemption price of 103.8125% of the principal amount plus accrued interest. Notice of such redemption will be published in London and Luxembourg on or before February 1, 1996. The debentures will no longer be outstanding after the redemption date and interest on the debentures will cease to accrue from and after March 5, 1996. The right of holders of the 7-5/8% Eurodollar Convertible Debentures Due 2001 to convert their debentures into Common stock of the Company at a price of $53.19 per share will terminate at the close of business on the redemption date.


                           9-1/8% Debentures Due 2016



     The Company will redeem on March 1, 1996 all of its $150,000,000 9-1/8%

Debentures Due 2016 at a redemption price of 104.4375% of the principal amount plus accrued interest. The Chase Manhattan Bank (National Association), the

redemption agent, will mail by January 30 a Notice of Redemption regarding the debentures to holders of record. The debentures will no longer be outstanding after the redemption date and interest on the debentures will cease to accrue from and after March 1, 1996.


                                    * * * *

     Headquartered in Old Greenwich, Connecticut, American Brands is an

international consumer products holding company. Its operating companies have powerhouse brands and leading market positions. Major distilled spirits brands sold by Jim Beam Brands Co. include Jim Beam and Old Grand-Dad bourbons and

DeKuyper cordials. MasterBrand Industries, Inc.'s leading hardware and home improvement brands include Moen faucets, Master locks and Aristokraft cabinets.

ACCO World Corporation's major office product brands include Day-Timer and

Swingline. Acushnet Company's golf brands include Titleist, Pinnacle and

Foot-Joy. Gallaher Limited sells tobacco products, principally in Europe, where its major brands include Benson and Hedges and Silk Cut.


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